07027659

82-4211

Grupo
CONTINENTAL
S.A.

October 25th, 2007.

SEC MAIL PROCESSING RECEIVED OCT 29 2007 WASH. D.C. 186 SECTION

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 13) of Grupo Continental, S.A.B., as of September 30th, 2007.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.B. (file number 82-4211).

PROCESSED
NOV 02 2007
THOMSON
FINANCIAL

Very truly yours,

Javier Francisco Saldaña González
Chief Financial Officer

Encl.
JFSG'stc
GC'40

Avenida Hidalgo 2303 ° C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ° C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ° Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

AL 30 DE SEPTIEMBRE DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	10,077,318	100	9,245,675	100
s02	ACTIVO CIRCULANTE	3,355,694	33	2,658,345	29
s03	EFECTIVO E INVERSIONES TEMPORALES	2,086,072	21	1,483,823	16
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	368,003	4	336,004	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	61,729	1	72,835	1
s06	INVENTARIOS	809,128	8	750,766	8
s07	OTROS ACTIVOS CIRCULANTES	30,762	0	14,917	0
s08	ACTIVO A LARGO PLAZO	1,078,820	11	1,095,830	12
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	1,029,732	10	1,056,572	11
s11	OTRAS INVERSIONES	49,088	0	39,258	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,963,642	49	4,752,644	51
s13	INMUEBLES	3,360,472	33	3,238,725	35
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	3,196,164	32	3,127,305	34
s15	OTROS EQUIPOS	3,259,615	32	3,093,207	33
s16	DEPRECIACION ACUMULADA	4,908,095	49	4,717,431	51
s17	CONSTRUCCIONES EN PROCESO	55,486	1	10,838	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	530,583	5	530,684	6
s19	OTROS ACTIVOS	148,579	1	208,172	2
s20	PASIVO TOTAL	2,191,901	100	2,073,550	100
s21	PASIVO CIRCULANTE	1,009,547	46	881,142	42
s22	PROVEEDORES	418,398	19	370,447	18
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	0	0	0	0
s103	OTROS CREDITOS CON COSTO	0	0	0	0
s25	IMPUESTOS POR PAGAR	217,026	10	112,138	5
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	374,123	17	398,557	19
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS CON COSTO	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO SIN COSTO	1,182,354	54	1,192,408	58
s33	CAPITAL CONTABLE	7,885,417	100	7,172,125	100
s34	CAPITAL CONTABLE MINORITARIO	7,348	0	5,850	0
s35	CAPITAL CONTABLE MAYORITARIO	7,878,069	100	7,166,275	100
s36	CAPITAL CONTRIBUIDO	979,605	12	979,605	14
s79	CAPITAL SOCIAL PAGADO	939,544	12	939,544	13
s39	PRIMA EN VENTA DE ACCIONES	40,061	1	40,061	1
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	6,898,464	87	6,186,670	86
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,848,558	112	8,129,314	113
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,950,094)	(25)	(1,942,644)	(27)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	%	TRIMESTRE AÑO ANTERIOR IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	2,086,072	100	1,483,823	100
s46	EFECTIVO	83,154	4	74,595	5
s47	INVERSIONES TEMPORALES	2,002,918	96	1,409,228	95
s07	OTROS ACTIVOS CIRCULANTES	30,762	100	14,917	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	30,762	100	14,917	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	530,583	100	530,684	100
s48	GASTOS AMORTIZABLES (NETO)	574	0	675	0
s49	CREDITO MERCANTIL	530,009	100	530,009	100
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	148,579	100	208,172	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	144,893	98	204,651	98
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	3,686	2	3,521	2
s21	PASIVO CIRCULANTE	1,009,547	100	881,142	100
s52	PASIVOS EN MONEDA EXTRANJERA	14,449	1	18,757	2
s53	PASIVOS EN MONEDA NACIONAL	995,098	99	862,385	98
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	374,123	100	398,557	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	374,123	100	398,557	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO SIN COSTO	1,182,354	100	1,192,408	100
s66	IMPUESTOS DIFERIDOS	793,512	67	841,764	71
s91	PASIVOS LABORALES	388,842	33	350,644	29
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	939,544	100	939,544	100
s37	NOMINAL	15,000	2	15,000	2
s38	ACTUALIZACION	924,544	98	924,544	98

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,848,558	100	8,129,314	100
s93	RESERVA LEGAL	51,828	1	51,828	1
s43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	7,417,473	84	6,708,348	83
s45	RESULTADO DEL EJERCICIO	1,229,257	14	1,219,138	15
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,950,094)	100	(1,942,644)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(818,394)	42	(810,944)	42
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(1,131,700)	58	(1,131,700)	58
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 3 | AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

BALANCE GENERAL

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
s72	CAPITAL DE TRABAJO	2,346,147	1,777,203
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	63	63
s75	NUMERO DE EMPLEADOS (*)	4,971	4,886
s76	NUMERO DE OBREROS (*)	8,876	8,816
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	9,077,205	100	8,896,896	100
r02	COSTO DE VENTAS	4,281,583	47	4,174,112	47
r03	UTILIDAD (PERDIDA) BRUTA	4,795,622	53	4,722,784	53
r04	GASTOS GENERALES	3,190,267	35	3,122,437	35
r05	UTILIDAD (PERDIDA) DESPUES DE GTOS. GRALES.	1,605,355	18	1,600,347	18
r08	OTROS INGRESOS Y (GASTOS), NETO	(122,627)	(1)	(101,194)	(1)
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	68,927	1	84,354	1
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	131,270	1	101,165	1
r48	PARTIDAS NO ORDINARIAS	0	0	0	0
r09	UTILIDAD (PERDIDA) ANTES DE IMPUESTOS A LA UTILIDAD	1,682,925	19	1,684,672	19
r10	IMPUESTOS A LA UTILIDAD (1)	452,533	5	464,984	5
r11	UTILIDAD (PÉRDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS	1,230,392	14	1,219,688	14
r14	OPERACIONES DISCONTINUADAS	0	0	0	0
r18	UTILIDAD (PERDIDA) NETA CONSOLIDADA	1,230,392	14	1,219,688	14
r19	PARTICIPACION DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PERDIDA) NETA	1,135	0	550	0
r20	PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PERDIDA) NETA	1,229,257	14	1,219,138	14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL   TRIMESTRE: 3   AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	%	TRIMESTRE AÑO ANTERIOR IMPORTE	%
r01	VENTAS NETAS	9,077,205	100	8,896,896	100
r21	NACIONALES	9,077,092	100	8,896,641	100
r22	EXTRANJERAS	113	0	255	0
r23	CONVERSION EN DOLARES (***)	10	0	23	0
r08	OTROS INGRESOS Y (GASTOS), NETO	(122,627)	100	(101,194)	100
r49	OTROS INGRESOS Y (GASTOS), NETO	54,731	(45)	71,198	(70)
r34	P.T.U. CAUSADA	184,442	(150)	177,421	(175)
r35	P.T.U. DIFERIDA	(7,084)	6	(5,029)	5
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	68,927	100	84,354	100
r24	INTERESES PAGADOS	10,445	15	10,068	12
r42	UTILIDAD (PERDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	77,929	113	70,600	84
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	UTILIDAD (PERDIDA) EN CAMBIOS NETO	31,684	46	44,789	53
r28	RESULTADO POR POSICION MONETARIA	(30,241)	(44)	(20,967)	(25)
r10	IMPUESTOS A LA UTILIDAD (1)	452,533	100	464,984	100
r32	IMPUESTO CAUSADO	490,126	108	463,619	100
r33	IMPUESTO DIFERIDO	(37,593)	(8)	1,365	0

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
r36	VENTAS TOTALES	9,239,169	9,034,692
r37	RESULTADO FISCAL DEL EJERCICIO	1,725,689	1,578,525
r38	VENTAS NETAS (**)	11,901,639	11,726,642
r39	RESULTADO DE OPERACIÓN (**)	2,034,710	2,025,304
r40	PARTICIPACIÓN DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA(**)	1,644,495	1,519,877
r41	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA(**)	1,645,968	1,519,550
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	271,182	266,927

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL — TRIMESTRE: 3 — AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	%	TRIMESTRE AÑO ANTERIOR IMPORTE	%
rt01	VENTAS NETAS	3,163,436	100	3,017,488	100
rt02	COSTO DE VENTAS	1,476,311	47	1,422,121	47
rt03	UTILIDAD (PERDIDA) BRUTA	1,687,125	53	1,595,367	53
rt04	GASTOS GENERALES	1,063,424	34	1,095,687	36
rt05	UTILIDAD (PERDIDA) DESPUES DE GTOS. GRALES.	623,701	20	499,680	17
rt08	OTROS INGRESOS Y (GASTOS), NETO	(60,655)	(2)	(4,342)	0
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	16,589	1	8,558	0
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	46,074	1	33,805	1
rt48	PARTIDAS NO ORDINARIAS	0	0	0	0
rt09	UTILIDAD (PERDIDA) ANTES DE IMPUESTOS A LA UTILIDAD	625,709	20	537,701	18
rt10	IMPUESTOS A LA UTILIDAD (1)	173,267	5	140,243	5
rt11	UTILIDAD (PERDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS	452,442	14	397,458	13
rt14	OPERACIONES DISCONTINUADAS	0	0	0	0
rt18	UTILIDAD (PERDIDA) NETA CONSOLIDADA	452,442	14	397,458	13
rt19	PARTICIPACION DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PERDIDA) NETA	(300)	0	361	0
rt20	PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PERDIDA) NETA	452,742	14	397,097	13

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL | TRIMESTRE: 3 | AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	3,163,436	100	3,017,488	100
rt21	NACIONALES	3,163,436	100	3,017,482	100
rt22	EXTRANJERAS	0	0	6	0
rt23	CONVERSION EN DOLARES (***)	0	0	0	0
rt08	OTROS INGRESOS Y (GASTOS), NETO	(60,655)	100	(4,342)	100
rt49	OTROS INGRESOS Y (GASTOS), NETO	10,504	(17)	49,904	(1149)
rt34	P.T.U. CAUSADA	73,539	(121)	56,678	(1305)
rt35	P.T.U. DIFERIDA	(2,380)	4	(2,432)	56
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	16,589	100	8,558	100
rt24	INTERESES PAGADOS	4,309	26	3,568	42
rt42	UTILIDAD (PERDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	29,555	178	20,392	238
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	UTILIDAD (PERDIDA) EN CAMBIOS NETO	11,160	67	1,884	22
rt28	RESULTADO POR POSICION MONETARIA	(19,817)	(119)	(10,150)	(119)
rt10	IMPUESTOS A LA UTILIDAD (1)	173,267	100	140,243	100
rt32	IMPUESTO CAUSADO	191,416	110	146,381	104
rt33	IMPUESTO DIFERIDO	(18,149)	(10)	(6,138)	(4)

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	91,977	93,839

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2007 Y 2006

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c01	UTILIDAD (PERDIDA) NETA CONSOLIDADA	1,230,392	1,219,688
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	182,448	172,935
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	1,412,840	1,392,623
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	241,460	71,193
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	1,654,300	1,463,816
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	113,248	92,733
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(948,582)	(1,381,856)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(835,334)	(1,289,123)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(401,791)	(284,772)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	417,175	(110,079)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,668,897	1,593,902
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,086,072	1,483,823

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	182,448	172,935
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO *	271,182	266,928
c41	+ (-) OTRAS PARTIDAS	(88,734)	(93,993)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	241,460	71,193
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	38,757	48,997
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(30,196)	(15,943)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	58,332	(39,105)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	174,567	77,244
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	113,248	92,733
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	114,801	104,713
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(1,553)	(11,980)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(948,582)	(1,381,856)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	(948,582)	(1,381,856)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(401,791)	(284,772)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(396,341)	(281,452)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(5,450)	(3,320)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE		TRIMESTRE AÑO ANTERIOR IMPORTE	
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 2.19		$ 2.03	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ 0.00		$ 0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$ 0.00		$ 0.00	
d04	UTILIDAD (PERDIDA) ANTES DE OPERACIONES DISCONTINUADAS POR ACCION ORDINARIA (**)	$ 2.19		$ 2.03	
d05	EFECTO DE OPERACIONES DISCONTINUADAS SOBRE LA UTILIDAD (PERDIDA) POR ACCION (**)	$ 0.00		$ 0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$ 10.50		$ 9.56	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 1.25		$ 1.75	
d10	DIVIDENDO EN ACCIONES POR ACCION	0.00	acciones	0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.19	veces	2.21	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	10.49	veces	10.44	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	0.00	veces	0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	13.55	%	13.70	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	20.87	%	21.20	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	16.33	%	16.43	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	58.63	%	108.92	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.45)	%	(1.71)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.18	veces	1.26	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.39	veces	2.46	veces
p08	ROTACION DE INVENTARIOS(**)	6.97	veces	7.35	veces
p09	DIAS DE VENTAS POR COBRAR	9.51	dias	8.86	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	21.75	%	22.42	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.27	veces	0.28	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.65	%	0.90	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	153.69	veces	158.95	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	5.42	veces	5.65	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.32	veces	3.01	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.52	veces	2.16	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.53	veces	1.28	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	206.63	%	168.39	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	15.56	%	15.65	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	2.66	%	0.80	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	158.38	veces	145.39	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(13.55)	%	(7.19)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	113.55	%	107.19	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	98.64	%	98.83	%

(**) INFORMACION ULTIMOS DOCE MESES

ESCENARIO ECONÓMICO

Por primera vez, después de algunos años de estancamiento político y falta de acuerdos, el Poder Ejecutivo logró consensuar con el Legislativo y los Congresos de los Estados, reformas legislativas importantes en la parte fiscal y electoral, en las que se incluyen modificaciones a la Constitución. Aunque cuestionados por algunos, estos acuerdos se interpretan como una muy buena señal para la aprobación de futuras reformas trascendentales para el país.

México cuenta con reservas monetarias internacionales suficientes y un indicador de riesgo país que sigue manteniéndose en los niveles más bajos de las economías emergentes. Sin embargo, el efecto de algunos eventos externos como los incrementos en los precios internacionales de insumos agrícolas y energéticos, la depreciación del dólar respecto al euro, y la afectación a la economía de Estados Unidos por el problema hipotecario, han complicado un poco el panorama económico de México para este año.

Esperamos que el manejo estratégico, que el Gobierno está dando a esta situación, logre compensar estos incrementos, y por otra parte consiga estabilizar la volatilidad de los precios en nuestro mercado interno, que en muchos casos, está sustentada en especulaciones por la aprobación de la reforma fiscal.

LA OPERACIÓN Y SUS RESULTADOS

El volumen de ventas del período enero-septiembre, incluyendo bonificaciones y muestreos ascendió a 305 millones de cajas unidad, que representa un crecimiento del 3.6 % contra el año anterior.

Como resultado de la administración de ingresos y mezcla de presentaciones, el precio promedio por caja unidad, sin incluir garrafón y bidón fue de $ 38.65.

A la fecha hemos realizado 16 campañas promocionales: 11 al consumidor, 1 al detallista y 4 de imagen, destacando en éste último trimestre, la continuación del programa de lealtad para amas de casa y el término de la promoción Disfruta la vida con sabor.

Ampliamos nuestro portafolio de empaques personales no retornables con los lanzamientos de productos de sabores de 500 ml. pet y agua purificada Ciel en 355 ml. pet.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a 362 millones de pesos, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda.

LIQUIDEZ

Los estados financieros muestran la excelente liquidez y rentabilidad que guarda el negocio, la cual se refleja en la fortaleza financiera y operativa de la empresa.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A.B.(la Compañía) es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, de acuerdo con las normas de información financiera aplicables:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo consiste en depósitos en cuentas bancarias que no generan interés. Las inversiones temporales corresponden a inversiones de renta fija a corto plazo cuyo vencimiento original es menor a tres meses. Estas inversiones se expresan al costo más los rendimientos devengados. El valor así determinado es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones en donde la Compañía no tiene influencia significativa se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas y se actualiza aplicando a los importes históricos, factores derivados del INPC. De acuerdo con las disposiciones del Boletín B-7, Adquisiciones de negocios, vigente a partir del 1° de enero de 2005, este crédito mercantil está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, Deterioro en el valor de los activos de larga duración y su disposición. Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. En el plan de pensiones de dos subsidiarias, la edad de retiro es de 65 años, debiendo tener como mínimo 15 años de servicio. El plan de estas dos empresas es de contribución definida, en el cual las subsidiarias y los colaboradores

aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

A partir de 2005, el Boletín D-3, Obligaciones laborales, estableció la necesidad de realizar una valuación actuarial para estimar el pasivo que representarán los pagos por la terminación de la relación laboral (indemnización legal) por causas distintas de reestructuración.

El costo de las primas de antigüedad, de la indemnización legal y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4,Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

k) Uso de estimaciones

La preparación de estados financieros de acuerdo con las normas de información financiera, requiere el uso de estimaciones confiables de eventos que no son susceptibles de ser cuantificados con exactitud a la fecha de emisión de los estados financieros. Los resultados reales podrían diferir de las estimaciones realizadas.

l) Transacciones en dólares
(Ver anexo "Posición monetaria en moneda extranjera")

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Reconocimiento de ingresos

Los ingresos se reconocen en el período en el que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos productos en cumplimiento de sus pedidos. Las ventas netas corresponden a los productos vendidos a precio de lista, neto de las devoluciones y de los descuentos otorgados.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y promoción, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y promoción, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

q) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de septiembre de 2007 y 2006.

r) Concentración de riesgos

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

Las ventas de refresco y agua purificada que la Compañía realiza, corresponden a productos de marcas propiedad de The Coca-Cola Company. La Compañía tiene celebrado un contrato de franquicia con esta empresa, el cual vence en julio de 2014 y se considera que al término de su vigencia sea nuevamente renovado. De acuerdo con dicho contrato, los concentrados que se utilizan para la preparación de los diferentes productos deben ser suministrados exclusivamente por dicha empresa.

s) Utilidad integral

La utilidad integral representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con las normas de información financiera aplicables, se llevaron directamente a la inversión de los accionistas.

t) Información financiera por segmentos

Grupo Continental, S.A.B. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

u) Normas de Información Financiera y nuevos pronunciamientos

El Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF), es un organismo independiente que se constituyó en 2002, cuyos objetivos principales son desarrollar las Normas de Información Financiera Mexicanas (NIF), los procesos de investigación, auscultación, emisión y difusión de las mismas, así como lograr su convergencia con las Normas Internacionales de Información Financiera (NIIF).

A partir del 1° de junio de 2004, el CINIF sustituyó a la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C.

A partir del 1° de enero 2006, se encuentran vigentes las NIF correspondientes a la serie A, relativas al marco conceptual y se integra de la NIF A-1 a la NIF A-8. También está en vigor la NIF B-1 Cambios contables y correcciones de errores. Asimismo, los Principios de Contabilidad Generalmente Aceptados existentes al 31 de diciembre de 2005 y que no fueron sustituidos por las NIF mencionadas, fueron incorporados a la nueva normatividad.

A partir del 1° de enero de 2007, entraron en vigor nuevos pronunciamientos normativos emitidos por el CINIF, los cuales deberán ser observados para la presentación de información financiera que sea comparativa, a través de la reestructuración correspondiente, en los términos descritos en la NIF A-7 Presentación y revelación y en la NIF B-1 Cambios contables y correcciones de errores. Una síntesis de las nuevas disposiciones normativas se describe a continuación:

NIF B-3 Estado de resultados

Establece las disposiciones normativas correspondientes a la presentación y clasificación de los ingresos, costos y gastos como ordinarios y no ordinarios, eliminándose las partidas especiales y extraordinarias.

NIF B-13 Hechos posteriores a la fecha de los estados financieros

Especifica que los efectos de las reestructuraciones de activos y pasivos, así como las condonaciones de deudas por acreedores que se lleven a cabo entre la fecha de los estados financieros y la emisión de éstos, no deberán ser reconocidos en los mismos.

NIF C-13 Partes relacionadas

Esta norma de información financiera amplía el concepto de partes relacionadas para incluir como éstas a los negocios conjuntos, a los familiares cercanos del personal gerencial o directivos relevantes y a los fondos derivados de planes de remuneraciones por obligaciones laborales. Así también establece la obligación de revelar los nombres y las condiciones de las operaciones celebradas con partes relacionadas.

NIF D-6 Capitalización del resultado integral de financiamiento

A partir del 1° de enero de 2007, se obliga a la capitalización del resultado integral de financiamiento (RIF) en aquellos activos que requieren de un período de adquisición prolongado (sustancial) para dejar el activo listo para su uso intencional; así mismo, la NIF D-6 establece normas generales para el tratamiento de financiamientos en moneda nacional y extranjera así como una metodología para la determinación del RIF capitalizable en financiamientos genéricos y en directos. Esta capitalización corresponderá a los activos adquiridos a partir de la fecha de inicio de vigencia de esta NIF.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de septiembre de 2007
Edificios	$ 2,432,029
Equipo de fábrica	3,070,045
Equipo anticontaminante	126,119
Equipo de transporte	1,849,778
Mobiliario y otros equipos	1,404,471
	8,882,442
Depreciación acumulada	(4,908,095)
	3,974,347
Terrenos	928,443
Obras y equipo en proceso y anticipos	60,852
	$ 4,963,642

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

Inmuebles (edificios)	2.1%
Maquinaria (equipo de fábrica)	5.6%
Equipo anticontaminante	4.6%
Equipo de transporte	6.9%
Mobiliario y otros equipos	12.8%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 son:

Plan de pensiones	$ 256,085
Prima de antigüedad	65,853
Indemnización Legal	66,904
	$ 388,842

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2006 la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, que se incluye en el renglón S-43 de los estados financieros.

Al 30 de septiembre de 2007 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de septiembre del 2007.

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 679,526
ISR diferido fiscal	70,271
PTU diferido (D-4)	43,715

	$ 793,512
	============

NOTA 9. PARTIDAS NO ORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Oct-06	107,337	107,337	123.689	119.691	110,922
Nov-06	279,677	172,340	123.689	120.319	177,167
Dic-06	404,077	124,400	123.689	121.015	127,149
Ene-07	482,208	78,131	123.689	121.640	79,447
Feb-07	552,624	70,416	123.689	121.980	71,403
Mar-07	695,929	143,305	123.689	122.244	144,999
Abr-07	836,229	140,300	123.689	122.171	142,043
May-07	1,006,177	169,948	123.689	121.575	172,903
Jun-07	1,169,260	163,083	123.689	121.721	165,720
Jul-07	1,324,076	154,816	123.689	122.238	156,654
Ago-07	1,488,514	164,438	123.689	122.736	165,715
Sep-07	1,618,887	130,373	123.689	123.689	130,373
		---------			---------
		1,618,887			1,644,495
		=========			=========

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 3 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	13,787,026	99.99
EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99
EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	13,849,998	99.99
EMBOTELLADORA LA FAVORITA, S.A DE C.V.	EMBOTELLADORA	44,473,809	99.99
EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99
EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99
EMBOTELLADORA SAN LUIS , S.A. DE C.V.	EMBOTELLADORA	50,559,117	99.99
EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	19,049,998	99.99
INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99
FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99
CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99
FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	39,999,999	99.99
FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99
FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99
FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99
FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99
GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99
SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	82,789,997	99.99
SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00
ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	3,599,998	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 3 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	71,306	14.26	8,895	73,320
ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	24.41	6,524	92,582
PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	863,830
TOTAL DE INVERSIONES EN ASOCIADAS				80,494	1,029,732
OTRAS INVERSIONES PERMANENTES					49,088
TOTAL				80,494	1,078,820

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 3 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA (I)	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT DENOMINADOS EN MONEDA NACIONAL — INTERVALO DE TIEMPO						VENCTOS O AMORT DENOMINADOS EN MONEDA EXTRANJERA — INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS																
COMERCIO EXTERIOR																
CON GARANTIA																
BANCA COMERCIAL																
OTROS																
TOTAL BANCARIOS					0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL
GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 3 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO
Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA (1)	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES																
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)																
QUIROGRAFARIOS																
CON GARANTIA																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
CON GARANTIA																
TOTAL BURSATILES Y COLOCACIONES PRIVADAS					0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 3 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	CON INSTITUCION EXTRANJERA [1]	FECHA CONCERTACION	FECHA DE VENCIMIENTO		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES																
DIVERSOS	NA	31/01/2007	31/12/2007		0	417,893	0	0	0	0						
DIVERSOS	SI	21/11/2006	21/11/2007								0	505	0	0	0	0
TOTAL PROVEEDORES					0	417,893	0	0	0	0	0	505	0	0	0	0
OTROS CREDITOS CON COSTO A CORTO Y LARGO PLAZO (S103 Y S30)																
	NA				0	0	0	0	0	0						
	NO										0	0	0	0	0	0
TOTAL OTROS CREDITOS CON COSTO A CORTO Y LARGO PLAZO					0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES SIN COSTO (S26)																
DIVERSOS	NA				0	360,179	0	0	0	0						
DIVERSOS	NO										0	13,944	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES SIN COSTO					0	360,179	0	0	0	0	0	13,944	0	0	0	0
TOTAL GENERAL					0	778,072	0	0	0	0	0	14,449	0	0	0	0

OBSERVACIONES

EN EL RENGLÓN DE PROVEEDORES EN MONEDA EXTRANJERA, EL IMPORTE DE $505 SE INTEGRA POR $289 QUE CORRESPONDEN A EMPRESAS EN EL EXTRANJERO Y $216 A EMPRESAS EN MÉXICO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	43,483	474,851	0	0	474,851
PASIVO	1,323	14,449	0	0	14,449
CORTO PLAZO	1,323	14,449	0	0	14,449
LARGO PLAZO	0	0	0	0	0
SALDO NETO	42,160	460,402	0	0	460,402

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.9203 US DOLLAR PUBLICADO POR EL BANCO DE MÉXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN POR EL ÚLTIMO DÍA HÁBIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,125,375	880,838	(1,244,537)	0.52	(6,428)
FEBRERO	2,180,208	858,550	(1,321,658)	0.28	(3,694)
MARZO	2,295,628	909,009	(1,386,619)	0.22	(3,001)
ABRIL	1,661,453	1,129,024	(532,429)	(0.06)	318
MAYO	1,809,103	1,093,261	(715,842)	(0.49)	3,492
JUNIO	1.840,533	1,037,844	(802,689)	0.12	(964)
JULIO	2,065,244	1,089,633	(975,611)	0.42	(4,143)
AGOSTO	2,132,192	1,023,993	(1,108,199)	0.41	(4,515)
SEPTIEMBRE	2,365,904	1,137,421	(1,228,483)	0.90	(11,060)
ACTUALIZACIÓN				0.00	(246)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(30,241)

DATOS INFORMATIVOS:	
REPOMO CAPITALIZADO	0

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

=== NO APLICA ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

=== NO APLICA ===

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
REGION OCCIDENTE	EMBOTELLADORA	45,875	71.33
REGION CENTRO	EMBOTELLADORA	34,625	73.01
REGION NORTE	EMBOTELLADORA	29,108	55.83
TOTAL GRUPO	EMBOTELLADORA	109,608	67.74
CONCENTRADOS INDUSTRIALES, S.A. DE	FABRICA DE CONCENTRADOS	527	82.24

OBSERVACIONES

1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 438 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUÍMICAS EN UN TRIMESTRE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 3 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	32.40
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	18.62
ENVASE NO RETORNABLE	VITRO, S.A. E INNOPACK			SI	24.76
CORCHOLATAS Y TAPAS	TAPON CORONA E INNOPACK			SI	3.59

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 3 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

DISTRIBUCION DE VENTAS POR PRODUCTO CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	295,754	9,001,582	0.0	COCA-COLA,	DETALLISTAS EN GENERAL
	0	0	0.0	COCA-COLA LIGHT,	
	0	0	0.0	COCA-COLA ZERO,	
	0	0	0.0	FANTA, SPRITE,	
	0	0	0.0	FRESCA, LIFT,	
	0	0	0.0	DELAWARE, SPRITE	
	0	0	0.0	CERO, SENZAO,	
	0	0	0.0	POWERADE,	
	0	0	0.0	NESTEA, CIEL, CIEL	
	0	0	0.0	MINERALIZADA,	
	0	0	0.0	CIEL AQUARIUS,	
	0	0	0.0	CIEL NATURAE Y	
	0	0	0.0	MINUTE MAID	
DIVERSOS	0	75,510	0.0	DIVERSAS	DIVERSOS
EXTRANJERAS					
SERVICIOS DE ANALISIS QUIMICOS	0	113	0.0	COINSA	DIVERSOS
TOTAL		9,077,205			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL TRIMESTRE 3 AÑO 2007

GRUPO CONTINENTAL, S.A.B.

DISTRIBUCION DE VENTAS POR PRODUCTO CONSOLIDADO

VENTAS EXTRANJERAS Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SERVICIOS DE ANALISIS QUIMICOS	0	113	COSTA RICA	COINSA	DIVERSOS
SUBSIDIARIAS EN EL EXTRANJERO					

TOTAL	113	

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE LAS VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS DETERMINADOS, SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFÓN DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACIÓN EN EL MERCADO NO ES DETERMINABLE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN CONTAL

GRUPO CONTINENTAL, S.A.B.

TRIMESTRE 3 AÑO 2007

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.0200	0	750,000,000	0	0	750,000,000	15,000	0
TOTAL			750,000,000	0	0	750,000,000	15,000	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 750,000,000

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: CONTAL TRIMESTRE: 3 AÑO: 2007

GRUPO CONTINENTAL, S.A.B.

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

CONSOLIDADO

Impresión Final

== NO APLICA ==

TRANSACCIONES EN MONEDA EXTRANJERA Y
CONVERSION DE ESTADOS FINANCIEROS DE
OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

== NO APLICA ==

s66:

IMPUESTOS DIFERIDOS

EN ESTE RENGLON SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 679,526
ISR DIFERIDO FISCAL	70,271
PTU DIFERIDO (D-4)	43,715
	$ 793,512

s91:

PASIVOS LABORALES

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACIÓN DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 256,085
PRIMA DE ANTIGÜEDAD	65,853
INDEMNIZACIÓN LEGAL	66,904
	$ 388,842

END